

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 10, 2018

Via E-mail
Mr. Jai Agarwal
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
9 West 57th Street, 43rd Floor
New York, NY 10019

Re: Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 14, 2018
File No. 001-34452

Dear Mr. Agarwal:

We have reviewed your March 20, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2018 letter.

Consolidated Balance Sheets, page 52

1. We note your response to comment 2. Given that your lenders have the contractual right to sell or repledge the collateral assets in your repurchase agreements, we continue to believe that such encumbered assets should be presented separately on the face of your balance sheet in future filings in accordance with ASC 860-30-45-1.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities